# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pasqal Holding SA, CIK 0002119292
CUSIP: F70289107
Title of class of securities: Ordinary shares, EUR 0.02 par value per share
Address of issuer's principal executive offices: 24, rue Emile Baudot, Palaiseau, France (I0), 91120
Date of event which requires filing of this statement: 08/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002157476

## Reporting persons
- Investiqo SAS: type of reporting person: other (OO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 12,382,286; shared voting power 0; sole dispositive power 12,382,286; shared dispositive power 0; aggregate amount beneficially owned 12,382,286 (5.8% of the class)
  Comment: (1) The percent of class is based upon 212,293,691 ordinary shares of Pasqal Holding SAS (the "Issuer") outstanding as of September 1, 2026, as reported in the Issuer's registration statement on Form F-1 (No. 333-298830), filed with the Securities and Exchange Commission on September 1, 2026.
  (2) The reporting person is a French societe par actions simplifiee.

## Item 1. Issuer
Name of issuer: Pasqal Holding SA
Address of issuer's principal executive offices: 24, rue Emile Baudot, Palaiseau, I0 91120

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by Investiqo SAS (the "Reporting Person").
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Person is 7, avenue de la Grande Armee, 75116 Paris.
Citizenship: The Reporting Person is a French societe par actions simplifiee registered with the Paris Trade and Companies Register under number 848 432 134.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person is the beneficial owner of 12,382,286 ordinary shares held directly thereby, of which it has sole voting and dispositive power.
Percent of class: 5.8%
Sole power to vote or to direct the vote: 12,832,286
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: 12,832,286
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Investiqo SAS: /s/ Christophe Jurczak, Christophe Jurczak, President (10/07/2026)